# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TECK RESOURCES LTD, CIK 0000886986
CUSIP: 878742204
Title of class of securities: Class B Subordinate Voting Shares
Address of issuer's principal executive offices: Suite 3300 - 550 Burrard Street, VANCOUVER, BRITISH COLUMBIA, British Columbia Canada (A1), 0B3
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000950103-09-001745
Filed by CIK 0001468702

## Reporting persons
- China Investment Corporation: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 27,245,974; sole dispositive power 0; shared dispositive power 27,245,974; aggregate amount beneficially owned 27,245,974 (5.4% of the class)
  Comment: Row 11 Percentage ownership calculation is based on 503,097,912 Class B subordinate voting shares ("Class B Shares") outstanding as of November 8, 2024, as reported in Exhibit 99.1 to the Form 6-K filed by the Issuer to the U.S. Securities and Exchange Commission on November 19, 2024.
- Fullbloom Investment Corporation: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 27,245,974; sole dispositive power 0; shared dispositive power 27,245,974; aggregate amount beneficially owned 27,245,974 (5.4% of the class)
  Comment: Row 11 Percentage ownership calculation is based on 503,097,912 Class B Shares outstanding as of November 8, 2024, as reported in Exhibit 99.1 to the Form 6-K filed by the Issuer to the U.S. Securities and Exchange Commission on November 19, 2024.

## Item 1. Issuer
Name of issuer: TECK RESOURCES LTD
Address of issuer's principal executive offices: Suite 3300 - 550 Burrard Street Vancouver, British Columbia, V6C 0B3 Canada

## Item 2. Person Filing
Name of person filing:
China Investment Corporation ("CIC")
Fullbloom Investment Corporation ("Fullbloom")
Address of principal business office or, if none, residence:
The address of CIC is as follows:

New Poly Plaza
No. 1 Chaoyangmen Beidajie
Dongcheng District
Beijing 100010
People's Republic of China

The address of Fullbloom is as follows:

Room 1710-B, New Poly Plaza
No. 1 Chaoyangmen Beidajie
Dongcheng
Beijing 100010
People's Republic of China
Citizenship:
CIC is established under the Company Law of the People's Republic of China.

Fullbloom is established under the Company Law of the People's Republic of China.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
China Investment Corporation: 27,245,974
Fullbloom Investment Corporation: 27,245,974
Percent of class:
China Investment Corporation: 5.4%
Fullbloom Investment Corporation: 5.4%
Sole power to vote or to direct the vote:
China Investment Corporation: 0
Fullbloom Investment Corporation: 0
Shared power to vote or to direct the vote:
China Investment Corporation: 27,245,974
Fullbloom Investment Corporation: 27,245,974
Sole power to dispose or to direct the disposition:
China Investment Corporation: 0
Fullbloom Investment Corporation: 0
Shared power to dispose or to direct the disposition:
China Investment Corporation: 27,245,974
Fullbloom Investment Corporation: 27,245,974

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A Joint Filing Agreement (incorporated by reference to Exhibit A to the Schedule 13G filed with the Securities and Exchange Commission by the reporting persons on July 24, 2009).

https://www.sec.gov/Archives/edgar/data/886986/000095010309001745/dp14189_ex-a.htm

## Signatures
- China Investment Corporation: /s/ ZHANG, Qingsong, ZHANG, Qingsong Chairman & Chief Executive Officer (02/13/2025)
- Fullbloom Investment Corporation: /s/ WEI, Shiping, WEI, Shiping Director & Manager (02/13/2025)